Exhibit 99.1

News Release

Stantec marks 54th consecutive year of profitability with strong fourth quarter and year end results

EDMONTON, AB (February 21, 2008) TSX:STN; NYSE:SXC

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For the full year 2007, Stantec generated gross revenue of C$954.6 million, a 17.0% increase from C$816.1 million last year. Net revenue was C$830.9 million up 17.4% compared to C$707.9 million in 2006 and net income increased 15.1% to C$69.3 million from C$60.2 million. Diluted earnings per share were 14.5% higher at C$1.50 compared to C$1.31 in 2006.

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In the fourth quarter 2007, gross revenue increased to C$258.3 million from C$211.8 million in 2006, an increase of 22.0%. Net revenue increased 19.5% to C$215.9 million compared to C$180.6 million in the fourth quarter of 2006 and net income was up 21.8% to C$19.0 million compared to C$15.6 million. Diluted earnings per share were up 20.6% to C$0.41 compared to C$0.34 in the fourth quarter last year.

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In 2007, Stantec added eleven companies; Vancouver, British Columbia architecture firm, Nicolson Tamaki Architects Inc. with 10 employees; New York City based Vollmer Associates, a 600-person design firm with offices throughout the northeastern United States; Land Use Consultants, Inc., a planning and landscape architecture firm in Portland, Maine with approximately 20 employees; Geller DeVellis Inc. of Boston which added about 50 employees specializing in landscape architecture, planning, and civil engineering; Neill and Gunter, a full service consulting engineering firm with approximately 650 employees primarily located in Fredericton, New Brunswick; Halifax, Nova Scotia; and Portland, Maine along with Woodlot Alternatives, a firm with 65 people also in Portland, Maine; Trico Engineering Consultants, Inc, a North Charleston, South Carolina firm with about 130 employees specializing in civil engineering, surveying, landscape architecture, and planning; Chong Partners Architecture, Inc., one of San Francisco, California’s most recognized architecture firms with approximately 175 employees and additional offices in Sacramento and San Diego; Stantec also added Toronto, Ontario’s Murphy Hilgers Architects Inc., a 55-person firm specializing in healthcare, justice, and retail/commercial facilities and Moore Paterson Architects Inc., a 17-person firm in Victoria, British Columbia; at the end of 2007, Fuller, Mossbarger, Scott & May Engineers of Lexington, Kentucky joined Stantec adding over 300 employees specializing in civil, environmental, geotechnical, structural, and water resources engineering as well as specialized and targeted areas in Geographic Information Systems (GIS), particularly in floodplain mapping.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on February 21, 2008 and are available to download from the investor relations section on www.stantec.com. You may also contact Stantec for a copy of the documents.

“Our 54th year was among the busiest in the history of Stantec and we’re pleased to report solid growth in our fourth quarter and annual results,” says Tony Franceschini, Stantec President & CEO. “We’re encouraged by the way the many new employees that have joined Stantec in 2007 have quickly begun to team with other professionals and locations to share knowledge and add their talents to our strong North American network.”

The strength of Stantec’s growing, integrated network is reflected in the types of projects the firm worked on in 2007. For example, the firm secured a contract to provide architecture; planning; landscape architecture; and structural, mechanical, electrical, civil, and transportation engineering services for the development of a new 300-bed acute care hospital in Grand Prairie, Alberta. The firm was also awarded an assignment to provide design solutions for a renovation of the Sheraton New York Hotel and Towers in New York City. Stantec’s Industrial group is designing facilities and infrastructure for the Athabasca Upgrader in northern Alberta for Total E&P Canada Ltd. In addition Stantec was selected as one of six companies to complete various projects for the Department of National Defence across Canada over the next five years and in the fourth quarter Stantec was awarded an assignment to complete the preliminary design and planning of the C-17 hanger at Canadian Forces Base Trenton in Ontario. During the year, the firm’s expertise in transit systems resulted in contracts to provide system integration analysis and planning services for several light rail transit projects in the southern United States. In addition, work was completed on the improvements to the TransCanada Highway through the challenging terrain of Kicking Horse Canyon in British Columbia.

“It is great to see our staff across the continent putting together integrated teams to provide our clients with a full suite of services for their projects,” says Franceschini. “This was the main goal of our vision we set in 1998 to be a top 10 global design firm. We now have the resources, expertise, and depth and breadth of services of a top 10 firm and it is because of the efforts of our employees the past nine years that Stantec has been able to grow and successfully compete with the largest firms in our industry every day.”

Stantec’s Annual Meeting of Shareholders will be held on May 1, 2008, at 11:00 AM MDT (1:00 PM EDT) at University of Alberta’s Enterprise Square in Edmonton, Alberta, 10230 – Jasper Avenue. The Fourth Quarter and Year-End Conference Call, being held today at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investor Relations section at www.stantec.com .. Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-322-2356 and provide the confirmation code 5564365 to the first available operator.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 8,500 employees operating out of more than 125 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.

Consolidated Balance Sheets

	December 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	14,175	28,363
Restricted cash	-	1,545
Accounts receivable, net of allowance for doubtful accounts of
$10,508 in 2007 ($6,303 – 2006)	206,063	164,968
Costs and estimated earnings in excess of billings	65,064	41,152
Income taxes recoverable	5,019	3,993
Prepaid expenses	6,617	6,591
Future income tax assets	13,308	9,711
Other assets	13,002	8,228

Total current assets	323,248	264,551
Property and equipment	88,156	65,009
Goodwill	332,922	251,491
Intangible assets	32,288	22,819
Future income tax assets	12,074	9,984
Other assets	24,873	20,616

Total assets	813,561	634,470

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	155,020	107,132
Billings in excess of costs and estimated earnings	34,423	28,721
Income taxes payable	9,955	7,425
Current portion of long-term debt	21,549	4,181
Future income tax liabilities	11,750	12,236

Total current liabilities	232,697	159,695
Long-term debt	74,539	12,046
Future income tax liabilities	20,718	18,273
Other liabilities	42,909	33,561

Total liabilities	370,863	223,575

Commitments, contingencies, and guarantees

Shareholders' equity
Share capital	218,790	212,781
Contributed surplus	6,266	5,458
Deferred stock compensation	(110)	(250)
Retained earnings	286,780	217,750
Accumulated other comprehensive income (AOCI)	(69,028)	(24,844)

Total shareholders' equity	442,698	410,895

Total liabilities and shareholders' equity	813,561	634,470

On behalf of the Board of Directors:

Director	Director

Consolidated Statements of Income

Years ended December 31	2007	2006	2005
(In thousands of Canadian dollars, except per share amounts)	$	$	$

INCOME
Gross revenue	954,619	816,133	618,020
Less subconsultant and other direct expenses	123,731	108,206	93,468

Net revenue	830,888	707,927	524,552
Direct payroll costs	360,101	304,677	234,553

Gross margin	470,787	403,250	289,999
Administrative and marketing expenses	351,346	292,064	212,992
Depreciation of property and equipment	19,038	15,604	12,389
Amortization of intangible assets	3,702	6,132	2,542
Net interest expense	1,594	1,892	571
Share of income from associated companies	(292)	(285)	(187)
Foreign exchange gains	(2,480)	(74)	(449)
Other income	(1,235)	(1,507)	(359)

Income before income taxes	99,114	89,424	62,500

Income taxes
Current	34,994	31,484	21,735
Future	(5,159)	(2,242)	143

Total income taxes	29,835	29,242	21,878

Net income for the year	69,279	60,182	40,622

Earnings per share
Basic	1.52	1.34	1.02
Diluted	1.50	1.31	0.99